----------                                                OMB APPROVAL
 FORM 4                                             ---------------------------
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[ ] Check this box if no longer                     Expires: September 30, 1998
    subject to Section 16. Form 4                   Estimated Average burden
    or Form 5 obligations may                       hours per response .....0.5
    continue. See Instruction 1(b).


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker Trading Symbol            6. Relationship of Reporting
                                                                                                   Person(s) to Issuer
   DeGreef,  Jules   A.                          Flexpoint Sensor Systems, Inc.                        (Check all applicable)
                                                                                                 [ ] Director     [X] 10% Owner
-----------------------------------------------------------------------------------------------  [ ] Officer(give [ ] Other (specify
 (Last)           (First)        (Middle)  3. IRS Identification   4. Statement for Month/Year        title below             below)
                                              Number of Reporting
   47 East 7200 South, Suite 201              Person, if an entity       August 1999               ------------------------------
------------------------------------------        (voluntary)      ---------------------------- ------------------------------------
               (Street)                                            5. If Amendment, Date        7. Individual or Joint/Group Filing
                                                                      of Original                   (Check Applicable Line)
  Midvale,          UT          84047                                 (Month/Year)                 [X] Form filed by One Reporting
------------------------------------------                                                             Person
 (City)            (State)           (Zip)                               August 1999               [ ] Form filed by More than One
                                                                                                        Reporting Person
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                                            TABLE 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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 1. Title of Security          2. Trans-   3. Transaction  4. Securities Acquired(A)  5. Amount of       6.Owner-      7. Nature of
    (Instr. 3)                    action      Code            or Disposed of (D)         Securities        ship           Indirect
                                  Date        (Instr.8)       (Instr. 3,4 and 5)         Beneficially      Form:          Beneficial
                                  (Month/  --------------  -------------------------     Owned at End      Direct (D)     Ownership
                                   Day/                     Amount   (A) or   Price      of Month          or Indirect    (Instr.4)
                                   Year)    Code     V               (D)                 (Instr. 3 and 4)  (I) (Instr.4)
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       Common Stock                                                                        461,292              D****
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       Common Stock              8/26/99     S             10,000     D        $2.50                             I           **
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       Common Stock              8/26/99     G      V       3,500     D        $0.00    724,750***               I           **
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*    Mr. DeGreef disclaims beneficial ownership of approximately 825,987 shares of Flexpoint Sensor Systems common stock owned by
     Bull Ventures, Ltd.
**   Mr. DeGreef claims beneficial ownership of the shares disclosed above through his membership interest in Northridge Investment
     LLC.
***  Mr. DeGreef erroneously reported a mistaken total in this box when the Form 4 for August 1999 was originally filed.
**** An erroneous total was reported for these direct shares in the original Form 4 for August 1999.  (See Form 4 for January 1999)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction on 4(b)(v).


FORM 4 (CONTINUED)               Table II -- Derivative Securities Acquired, Disposed of, or Benficially Owned
                                         (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of    2.Conver-  3.Trans- 4.Tansac-  5.Number of  6.Date Exercis-  7.Title and     8.Price   9.Number   10.Owner-  11.Nature
  Derivative)   sion or    action   tion       Derivative   able and         Amount of       of        of Deri-    ship       of In-
  Security      Exercise   Date     Code       Securities   Expiration       Underlying      Deri-     vative      Form of    direct
 (Instr.3)      Price of  (Month/  (Instr.8)   Acquired     Date             Securities      vative    Secur-      Deriva-    Bene-
                Deri-      Day/                (A) or      (Month/Day/      (Intr. 3         Secu-     ities       tive       ficial
                vative     Year)               Disposed     Year)            and 4)          rity      Benefi-     Security:  Owner-
                Security                       of (D)     ----------------- -------------   (Instr.    cially      Direct     ship
                                               (Instr.3,                            Amount   5)        Owned       (D) or    (Instr.
                                                4 and 5)                            or                 at End      Indirect   4)
                                                          Date       Expir-  Title  Number             of          (I)
                                                          Exer-      ation          of                 Month       (Instr.4)
                                   Code   V     (A)  (D)  cisable    Date           Shares            (Instr.4)
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Stock             $0.47                                   4/9/98      6/02   Common 260,000   N/A                    D
Options                                                                      Stock
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Warrants to
acquire           $1.15                                   4/9/98    9/1/00   Common 455,000*** N/A                   D
Common Stock                                                                 Stock
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Stock             $0.75                                   4/9/98      6/06   Common 260,000   N/A                    D
Options                                                                      Stock
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                                                                                      TOTAL:           975,000       D
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Explanation of Responses:

*** Mr. DeGreef disclaims beneficial ownership of an additional 455,000 warrants which are held legally by Mr. DeGreef, but beneficially owned by John A. Sindt based on a contract with Mr. DeGreef.


**Intentional misstatements or omissions of facts constitute Federal Criminal        By: /s/ Jules A. DeGreef              03/20/00
    Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                           -----------------------------------   --------
                                                                                     **Signature of Reporting Person         Date
Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained                                              Page 2
in this form are not required to respond unless the form displays a currently                                        SEC 1474 (7-96)
valid OMB Number.
